Exhibit 1

For immediate release

Bell Canada to redeem Series M-26 debentures due March 22, 2023

MONTRÉAL, February 14, 2022 – Bell Canada (Bell) today announced it will redeem, on March 16, 2022, prior to maturity, all of its outstanding Cdn $1,000 million principal amount of 3.35% Debentures, Series M-26, due March 22, 2023 (the Series M-26 Debentures).

The Series M-26 Debentures will be redeemed at a price equal to $1,017.396 per $1,000 of principal amount of debentures plus $16.062 per $1,000 of principal amount for accrued and unpaid interest up to but excluding the date of redemption.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet, media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

@Bell_News

Investor inquiries:

Investor inquiries:

Richard Bengian

514-786-8219

richard.bengian@bell.ca